Exhibit 99.1

Appendix 4C

Quarterly report for entities

Admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

For entities admitted

On the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity
Mission New Energy Limited

ABN	Quarter ended (“current quarter”)
63 117 065 719	30 June 2016

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A’000	Year to date (12 months) $A’000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs (b) advertising and marketing (c) research and development (d) leased assets (e) other working capital	(259) - - (2) (27)	(1091) - - (14) (1012)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		7 -	41 -
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		(1)	(1)
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(282)	(2,077)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

Admitted on the basis of commitments

		Current quarter $A’000	Year to date (12months) $A’000
1.8	Net operating cash flows (carried forward)	(282)	(2,077)
	Cash flows related to investing activities
1.9	Payment for acquisition of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	- - - - - -	- - - - (3) -
1.10	Proceeds from disposal of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (retention) (e) other non-current assets - deposit	- - - - - -	- - - - 332 4,041
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (Settlement of legal actions)	-	(4,041)
	Net investing cash flows	0	329
1.14	Total operating and investing cash flows	(282)	(1,748)
	Cash flows related to financing activities
1.15	Proceeds/(Costs) related to issues of shares	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(282)	(1,748)
1.21	Cash at beginning of quarter	1,680	3,151
1.22	Exchange rate adjustments to item 1.20	3	(2)
1.23	Cash at end of quarter	1,401	1,401

+ See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C

Quarterly report for entities

Admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Current quarter $A'000
Wages	205
Consulting fee	-

Payments to related entities of the entity and associates of the related entities

Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil
1.26	Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

Admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	271	1,379
4.2	Deposits at call	1130	301
4.3	Bank overdraft		-
4.4	Other (Short-term deposit and security deposits)		-
	Total: cash at end of quarter (item 1.23)	1401	1,680

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets
5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does ~~/does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 25 July 2016
(~~Director~~/Company secretary)

Print name:	Guy Burnett

+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C

Quarterly report for entities

Admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows applies to this report except for the paragraphs of the Standard set out below.

•	6.2	-	reconciliation of cash flows arising from operating activities to Operating profit or loss
•	9.2	-	itemised disclosure relating to acquisitions
•	9.4	-	itemised disclosure relating to disposals
•	12.1(a)	-	policy for classification of cash items
•	12.3	-	disclosure of restrictions on use of cash
•	13.1	-	comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5